                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 2)


                        CROWN CASTLE INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    22822710
--------------------------------------------------------------------------------
                                 (CUSIP Number)


      Carl Ferenbach                             With a copy to:
      Berkshire Partners LLC                     David C. Chapin, Esq.
      One Boston Place                           Ropes & Gray
      Suite 3300                                 One International Place
      Boston, Massachusetts 02108                Boston, Massachusetts 02110
      (617) 227-0050                             (617) 951-7371
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 6, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)

--------------------------                              ------------------------
  CUSIP NO.  22822710            SCHEDULE 13D              Page 2 of 8 pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Berkshire Fund V, Limited Partnership
 -------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts
--------------------------------------------------------------------------------
                         7.      SOLE VOTING POWER

                                 7,572,132.49
 NUMBER OF               -------------------------------------------------------
  SHARES                 8.      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY
   EACH                  -------------------------------------------------------
 REPORTING               9.     SOLE DISPOSITIVE POWER
  PERSON
   WITH                         7,572,132.49
                         -------------------------------------------------------
                         10.    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,572,132.49
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.56%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

--------------------------                              ------------------------
  CUSIP NO.  22822710            SCHEDULE 13D              Page 3 of 8 pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Berkshire Fund VI, Limited Partnership
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts
--------------------------------------------------------------------------------
                         7.      SOLE VOTING POWER

                                 8,159,446.64
 NUMBER OF               -------------------------------------------------------
  SHARES                 8.      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY
   EACH                  -------------------------------------------------------
 REPORTING               9.     SOLE DISPOSITIVE POWER
  PERSON
   WITH                         8,159,446.64
                         -------------------------------------------------------
                         10.    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,159,446.64
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.83%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

--------------------------                              ------------------------
  CUSIP NO.  22822710            SCHEDULE 13D              Page 4 of 8 pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Berkshire Investors LLC
 -------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts
--------------------------------------------------------------------------------
                         7.      SOLE VOTING POWER

                                 846,236.66
 NUMBER OF               -------------------------------------------------------
  SHARES                 8.      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY
   EACH                  -------------------------------------------------------
 REPORTING               9.     SOLE DISPOSITIVE POWER
  PERSON
   WITH                         846,236.66
                         -------------------------------------------------------
                         10.    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        846,236.66
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.40%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

                                                               Page 5 of 8 pages


         This Amendment No. 2 to Schedule 13D is being filed to correct certain clerical errors contained in Annex A to Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed on September 9, 2002 jointly by Berkshire Fund V, Limited Partnership, a Massachusetts limited partnership, Berkshire Fund VI, Limited Partnership, a Massachusetts limited partnership and Berkshire Investors LLC, a Massachusetts limited liability company (collectively, the "Reporting Persons"). In Amendment No. 1, the Reporting Persons inadvertently listed the settlement dates rather than the trade dates as the "Date of Transaction" for their open market purchases of the Issuer's common stock. The revised Annex A attached hereto correctly lists the applicable trade dates as the "Date of Transaction" for such purchases. Unless otherwise set forth below, all previously reported Items are unchanged.

                                                               Page 6 of 8 pages


                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September  10, 2002              BERKSHIRE FUND V, LIMITED PARTNERSHIP

                                         By:  Fifth Berkshire Associates LLC,
                                              its General Partner

                                         By: /s/ Carl Ferenbach
                                             -----------------------------------

                                         Name: Carl Ferenbach
                                               ---------------------------------

                                         Title: Managing Director
                                                --------------------------------


                                         BERKSHIRE FUND VI, LIMITED PARTNERSHIP

                                         By:  Sixth Berkshire Associates LLC,
                                              its General Partner

                                         By: /s/ Carl Ferenbach
                                             -----------------------------------

                                         Name: Carl Ferenbach
                                               ---------------------------------

                                         Title: Managing Director
                                                --------------------------------


                                         BERKSHIRE INVESTORS, LLC

                                         By: /s/ Carl Ferenbach
                                             -----------------------------------

                                         Name: Carl Ferenbach
                                               ---------------------------------

                                         Title: Managing Director
                                                --------------------------------

                                                               Page 7 of 8 pages

                                     ANNEX A


COMMON STOCK
----------------------------------------- ------------ -------------- ------------------ -------------------------------
Reporting Person                          Date of      Number of      Price Per Share    Where and how Transaction
                                          Transaction  Shares                            Effected
----------------------------------------- ------------ -------------- ------------------ -------------------------------
Berkshire Fund V, Limited Partnership         8/19/02         58,886             $1.75*  Open Market Purchase by its
("Fund V")                                                                               Broker-Dealer
----------------------------------------- ------------ -------------- ------------------ -------------------------------
Berkshire Investors LLC ("Berkshire           8/19/02          3,114             $1.75*  Open Market Purchase by its
Investors")                                                                              Broker-Dealer
----------------------------------------- ------------ -------------- ------------------ -------------------------------
Fund V                                        8/20/02        237,443     $1.7481360158*  Open Market Purchase by its
                                                                                         Broker-Dealer
----------------------------------------- ------------ -------------- ------------------ -------------------------------
Berkshire Investors                           8/20/02         12,557     $1.7481360158*  Open Market Purchase by its
                                                                                         Broker-Dealer
----------------------------------------- ------------ -------------- ------------------ -------------------------------
Fund V                                        8/21/02        474,886             $1.75*  Open Market Purchase by its
                                                                                         Broker-Dealer
----------------------------------------- ------------ -------------- ------------------ -------------------------------
Berkshire Investors                           8/21/02         25,114             $1.75*  Open Market Purchase by its
                                                                                         Broker-Dealer
----------------------------------------- ------------ -------------- ------------------ -------------------------------
Fund V                                        8/26/02         23,744             $2.05*  Open Market Purchase by its
                                                                                         Broker-Dealer
----------------------------------------- ------------ -------------- ------------------ -------------------------------
Berkshire Investors                           8/26/02          1,256             $2.05*  Open Market Purchase by its
                                                                                         Broker-Dealer
----------------------------------------- ------------ -------------- ------------------ -------------------------------
Fund V                                        8/28/02        115,017             $2.10*  Open Market Purchase by its
                                                                                         Broker-Dealer
----------------------------------------- ------------ -------------- ------------------ -------------------------------
Berkshire Investors                           8/28/02          6,083             $2.10*  Open Market Purchase by its
                                                                                         Broker-Dealer
----------------------------------------- ------------ -------------- ------------------ -------------------------------
Berkshire Fund VI, Limited Partnership         9/6/02      7,251,928            $3.96**  Direct Purchase from Fund V
("Fund VI")
----------------------------------------- ------------ -------------- ------------------ -------------------------------
Fund V                                         9/6/02      7,251,928            $3.96**  Direct Sale to Fund VI
----------------------------------------- ------------ -------------- ------------------ -------------------------------
Berkshire Investors                            9/6/02         78,204            $3.98**  Direct Purchase from Fund V
----------------------------------------- ------------ -------------- ------------------ -------------------------------
Fund V                                         9/6/02         78,204            $3.98**  Direct Sale to Berkshire
                                                                                         Investors
----------------------------------------- ------------ -------------- ------------------ ------------------------------

* The Price Per Share is calculated on a weighted average basis for all trades made by a Reporting Person on each date included on this chart and does not include amounts for brokerage commissions.

** Represents the average price per share and was obtained by dividing the aggregate amount paid (or received) for the shares by the total number of shares purchased (or sold).

                                                               Page 8 of 8 pages

PREFERRED STOCK
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Reporting Person         Date of       Number of     Price Per Share*   Number of Shares     Where and how Transaction
                         Transaction   Shares                           of Common Stock      Effected
                                       Purchased                        upon Conversion
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Fund VI                        9/6/02       669,295             $16.31           907,518.64  Direct Purchase From Fund
                                                                                             V
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Fund V                         9/6/02       669,295             $16.31           907,518.64  Direct Sale to Fund VI
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Berkshire Investors            9/6/02         7,315             $16.31             9,918.64  Direct Purchase From Fund
                                                                                             V
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Fund V                         9/6/02         7,315             $16.31             9,918.64  Direct Sale to Berkshire
                                                                                             Investors
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------

* Represents the average price per share and was obtained by dividing the aggregate amount paid (or received) for the shares by the aggregate number of shares purchased (or sold)